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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                 SEC FILE NUMBER



                           NOTIFICATION OF LATE FILING
                                  CUSIP NUMBER


(Check One):   [ ] Form  10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q | | Form
               N-SAR

               For Period Ended:  December 31, 1999
                                  ------------------
               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:
                                                --------------------------------

                    Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION


Full Name of Registrant: Sundog Technoloies, Inc.


Former Name if Applicable: The Thorsden Group, Ltd.


Address of Principal Executive Office (Street and Number): 4505 South Wasatch Blvd.

City, State and Zip Code:  Salt Lake City, Utah 84124


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


 [x]     (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [x]       (b)    The subject  annual  report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)      The  accountant's  statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within
the prescribed time period.                      (Attach Extra Sheets if Need)

In early February, 2000, Sundog Technologies, Inc., formerly known as The Thorsden Group, Ltd. (the "Company") hired a new Chief Financial Officer, Steve Russo. In preparation for the filing of the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1999 (the "10Q"), Mr. Russo immediately commenced review of the unaudited financial statements for the quarter ended December 31, 1999 and determined that certain items needed to be re-characterized or further explained in footnotes. Mr. Russo immediately consulted the Company's independent auditors with respect to such disclosures, and both Mr. Russo and the independent auditors have been diligently working on the financial statements since that time. Nonetheless, because Mr. Russo commenced his service with the Company-and thus commenced his review of the financial statements to be included in the 10Q-less than two weeks before the filing deadline, despite the prompt and extensive efforts of Mr. Russo and the outside auditors, the Company has concluded that the 10Q cannot be completed on a timely basis without unreasonable effort and expense.




PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

  Bryan T. Allen                           (801)               583-4757
--------------------------------------------------------------------------------
  (Name)                                (Area Code)         (Telephone Number)



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If answer is no identify report(s).     Yes  X         No
                                                            ---           ---
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there?

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                            Yes         No  X
                                                                ---        ---
--------------------------------------------------------------------------------

                            Sundog Technologies, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date February 14, 2000                       By /s/ Steve Russo
-------------------------                       ---------------
                                                Steve Russo
                                                Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
--------------------------------------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS


1. This form is required by Rule 12b-25 (17 CFR 240.12b-25 ) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic files unable to timely file a report solely due to electronic difficulties. Files unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this charter).